As filed with the Securities and Exchange Commission on July 26, 1999
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                     -------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                                  Intrav, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   460 930 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Ian Coghlan
                             Kuoni Reisen Holding AG
                                   Neue Hard 7
                                 CH-8010 Zurich
                                   Switzerland
                                +41 (1) 277-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                              James L. Nouss, Esq.
                                 Bryan Cave llp
                             One Metropolitan Square
                                   Suite 3600
                            St. Louis, Missouri 63102
                                 (314) 259-2149

                                  July 16, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                         (Continued on following pages)
                             (Page 1 of 33 Pages)


================================================================================

---------------------                                         ------------------
CUSIP No. 460 930 100             Schedule 13D                Page 2 of 33 Pages
---------------------                                         ------------------

1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          KUONI REISEN HOLDINGS AG
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      | |
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
--------------------------------------------------------------------------------

                         7        SOLE VOTING POWER                     #
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                   #
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER                #
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER              #
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          #
--------------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          #
--------------------------------------------------------------------------------
14)       Type of Reporting Person*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

# The Reporting Persons are filing this Schedule 13D for information purposes only and hereby expressly disclaim beneficial ownership of any of the Shares. (See Item 4.)

---------------------                                         ------------------
CUSIP No. 460 930 100             Schedule 13D                Page 3 of 33 Pages
---------------------                                         ------------------

1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DIAMOND HOLDING DELAWARE, INC.
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      | |
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                         7        SOLE VOTING POWER                     #
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                   #
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER                #
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER              #
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          #
--------------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          #
--------------------------------------------------------------------------------
14)       Type of Reporting Person*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

# The Reporting Persons are filing this Schedule 13D for information purposes only and hereby expressly disclaim beneficial ownership of any of the Shares. (See Item 4.)

---------------------                                         ------------------
CUSIP No. 460 930 100             Schedule 13D                Page 4 of 33 Pages
---------------------                                         ------------------

1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DIAMOND ACQUISITION SUBSIDIARY MISSOURI, INC.
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      | |
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri
--------------------------------------------------------------------------------

                         7        SOLE VOTING POWER                     #
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                   #
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER                #
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER              #
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          #
--------------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          #
--------------------------------------------------------------------------------
14)       Type of Reporting Person*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

# The Reporting Persons are filing this Schedule 13D for information purposes only and hereby expressly disclaim beneficial ownership of any of the Shares. (See Item 4.)

---------------------                                         ------------------
CUSIP No. 460 930 100             Schedule 13D                Page 5 of 33 Pages
---------------------                                         ------------------

Item 1.  Security and Issuer.

     This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of Intrav, Inc., a corporation incorporated under the laws of the State of Missouri (the "Company"). The principal executive offices of the Company are located at 7711 Bonhomme Avenue, St. Louis, Missouri 63105.

Item 2.  Identity and Background.

     (a)-(c), (f) The names and business addresses of the persons filing this statement are

                           Kuoni Reisen Holding AG
                           Neue Hard 7
                           CH-8010 Zurich
                           Switzerland

                           Diamond Holding Delaware, Inc.
                           c/o Kuoni Reisen Holding AG
                           Neue Hard 7
                           CH-8010 Zurich
                           Switzerland

                           Diamond Acquisition Subsidiary Missouri, Inc. c/o Kuoni Reisen Holding AG
                           Neue Hard 7
                           CH-8010 Zurich
                           Switzerland

     Diamond Acquisition Subsidiary Missouri, Inc. ("Diamond") is a wholly owned subsidiary of Diamond Holding Delaware, Inc. ("Holding"), which is in turn a wholly owned subsidiary of Kuoni Reisen Holding AG ("Kuoni"). Kuoni is a holding company which, through its subsidiaries, is a global provider of travel related services.

     Information relating to the directors and executive officers of Kuoni, Holding and Diamond (the "Reporting Persons") is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) Neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Kuoni will obtain the funds to purchase the Shares under the Agreement and Plan of Merger by and among Kuoni, Holding, Diamond and Intrav dated as of July 16, 1999 (the "Merger Agreement") from working capital and the operations of its subsidiaries.

Item 4.  Purpose of Transaction.

     (a) - (j) On July 16, 1999, Kuoni, Holding, Diamond and Intrav entered into the Merger Agreement, a copy of which is incorporated by reference as an exhibit hereto and hereby expressly incorporated herein by reference. Kuoni entered into

---------------------                                         ------------------
CUSIP No. 460 930 100             Schedule 13D                Page 6 of 33 Pages
---------------------                                         ------------------


the Merger Agreement with the intent of acquiring control of, and the entire equity interest in, Intrav and replacing the Board of Directors of Intrav. The Merger Agreement provides for the merger of Diamond with and into Intrav, with Intrav becoming a wholly-owned subsidiary of Kuoni (the "merger"). The affirmative vote of at least two-thirds (2/3) of the outstanding Intrav common shares is required to approve the Merger Agreement. As a result of the merger, each Intrav common share issued and outstanding when the merger becomes effective (other than shares held by Intrav, Kuoni, Diamond and shareholders, if any, who properly exercise their dissenters' rights under Missouri law) will be converted into the right to receive $21.32 in cash, without interest. Intrav has advised Kuoni that, as of July 16, 1999, there were 5,114,200 shares of Intrav common stock outstanding. Additionally, Intrav has agreed to cause outstanding options to become payable for cash, subject to any applicable withholding tax, equal to the difference between $21.32 and the per share exercise price of such options. Intrav has advised Kuoni that there are outstanding options to purchase 515,000 shares of Intrav common stock with an aggregate exercise price of such options being $5,734,000. It is expected that Kuoni will pay approximately $114,280,544 to the holders of Intrav common stock and options to purchase Intrav common stock upon the consummation of the merger.

     On the same date, Kuoni, Holding and Diamond entered into a Majority Shareholder Agreement (the "Majority Shareholder Agreement") with the holder of approximately 74.8% of the outstanding shares of Intrav common stock, The Revocable Trust of Barney A. Ebsworth, dated July 23, 1986, as amended (the "Majority Shareholder") and Barney A. Ebsworth, individually. A copy of the Majority Shareholder Agreement is incorporated by reference as an exhibit hereto and hereby expressly incorporated herein by reference. Pursuant to the Majority Shareholder Agreement, the Majority Shareholder granted to Kuoni, Holding and Diamond an irrevocable option to purchase at a price of $21.32 per share, under certain circumstances, up to 24.9% of the total number of shares of Intrav common stock outstanding on the date of exercise of the option (the "Kuoni Option") and agreed to vote in favor of the merger at a shareholders' meeting called to consider the merger. The Kuoni Option is only exercisable if the Majority Shareholder fails to vote all of its shares of Intrav common stock in favor of the merger or Intrav receives a certain type of takeover proposal. The Majority Shareholder Agreement also provides that, during the time that the Kuoni Option is exercisable, if the Majority Shareholder sells or agrees to sell its shares of Intrav common stock and receives in consideration for such sale an amount in excess of $21.32 per share, the Majority Shareholder will pay to Holding the excess of such price over $21.32 on all shares sold by the Majority Shareholder in such transaction. The Majority Shareholder Agreement was entered into by the Majority Shareholder and Mr. Ebsworth as an inducement to Kuoni to enter into the Merger Agreement.

     Summaries of the Merger Agreement and Majority Shareholder Agreement are contained in Appendix B and Appendix C, respectively, attached hereto and are incorporated herein by reference.

     Article Eleven of Intrav's Restated Articles of Incorporation, as amended, and Article XV of Intrav's Amended and Restated Bylaws, as amended, generally restrict beneficial ownership of more than 24.9% of the outstanding shares of Intrav common stock by non-United States citizens in order to ensure compliance with the federal Merchant Marine Act of 1936, as amended (the "Merchant Marine Act"), and the federal Shipping Act of 1916, as amended (the "Shipping Act"), and applicable regulations thereunder. In connection with the execution of the Merger Agreement, Intrav's Board of Directors amended its By-Laws to set forth rules and regulations pursuant to Article Eleven.H which (i) interpret Article Eleven to provide that the agreement to vote by the Majority Shareholder pursuant to the Majority Shareholder Agreement, does not constitute "Beneficial Ownership" (as defined in the Restated Articles of Incorporation) by Kuoni, Holding or Diamond in Intrav for purposes of such Article Eleven and (ii) confirm that for purposes of calculating "Excess Shares," (as defined in the Restated Articles of Incorporation) that the date of the Majority Shareholder Agreement shall be deemed to be the acquisition date of the shares of Intrav common stock subject to the Kuoni Option if it is ever exercised.

---------------------                                         ------------------
CUSIP No. 460 930 100             Schedule 13D                Page 7 of 33 Pages
---------------------                                         ------------------

     As a condition to the consummation of the merger, Intrav will restructure the ownership and operation of its two U.S. flagged vessels so that they will continue to be owned and operated by U.S. citizens following the merger. On July 16, 1999, Kuoni and Holding entered into a letter agreement with Paul H. Duynhouwer, the President and Chief Executive Officer of Intrav (the "Letter Agreement"). Pursuant to the Letter Agreement, Mr. Duynhouwer agreed to make an equity investment and take an ownership interest in one or more newly formed entities that will own and operate the two U.S. flagged vessels so that non-United States citizens can beneficially own 25% or more of the shares of Intrav common stock without violating the Merchant Marine Act or the Shipping Act.

     Pursuant to the Merger Agreement, Intrav agreed to recommend to its shareholders that they approve an amendment to the Restated Articles of Incorporation to remove Article Eleven and to remove Article XV of its Amended and Restated Bylaws to remove the restriction on beneficial ownership of more than 24.9% of the outstanding shares of Intrav common stock by non-United States citizens. Pursuant to the Majority Shareholder Agreement, the Majority
Shareholder has agreed to vote in favor of the amendment to the Restated Articles of Incorporation. The taking of such actions is a condition to the consummation of the merger.

     Kuoni expects that the business and operations of Intrav will be continued substantially as they are currently being conducted (other than the change of ownership of Intrav's two U.S. flagged vessels, as described above), although it plans to evaluate and review Intrav's business, operations and properties and make such changes as are deemed appropriate in light of the increasing competition in the travel industry and other circumstances as they arise. Following the consummation of the merger, Kuoni intends to cause Intrav to discontinue paying regularly quarterly dividends.

     Following consummation of the transactions contemplated by the Merger Agreement, Kuoni will take steps to cease the listing of the shares of Intrav common stock on the Nasdaq National Market and Kuoni will file a Form 15 to terminate the registration of Intrav common stock under Section 12(g) of the Securities Exchange Act of 1934, which will become effective within 90 days thereafter unless withdrawn or denied.

     Except as described above or as referred to in Appendix B or Appendix C attached hereto, Kuoni, Holding and Diamond have no present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving Intrav or any of its subsidiaries or a sale or other transfer of a material amount of assets of Intrav or any of its subsidiaries, any material change in the capitalization of Intrav or any other material change in Intrav's corporate structure or business.

Item 5.  Interest in Securities of the Issuer.

     The Reporting Persons are filing this Schedule 13D for informational purposes only and hereby expressly disclaim beneficial ownership of any of the Shares.

     (a) - (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

     Neither Kuoni, Holding nor Diamond have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of Intrav other than as indicated elsewhere herein. See Item 4 and Appendices B and C hereto for descriptions of the Merger Agreement, the Majority Shareholder Agreement and Letter Agreement, which descriptions are incorporated by reference herein.

---------------------                                         ------------------
CUSIP No. 460 930 100             Schedule 13D                Page 8 of 33 Pages
---------------------                                         ------------------


Item 7.  Material To Be Filed As Exhibits.

     (a) Agreement and Plan of Merger dated July 16, 1999 by and among Kuoni, Holding, Diamond and Intrav (incorporated by reference to Intrav's Current Report on Form 8-K dated July 16, 1999 (filed July 22, 1999)).

     (b) Majority Shareholder Agreement dated July 16, 1999 by and among Kuoni, Holding, Diamond, the Majority Shareholder and Barney A. Ebsworth (incorporated by reference to Intrav's Current Report on Form 8-K dated July 16, 1999 (filed July 22, 1999)).

     (c) Letter Agreement dated July 16, 1999 by and among Kuoni, Holding and Paul H. Duynhouwer.

     (d) Powers of Attorney of Kuoni, Holding and Diamond (contained on Signature and Power of Attorney pages).

     The undersigned hereby agree to jointly file a statement on Schedule 13D, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

---------------------                                         ------------------
CUSIP No. 460 930 100             Schedule 13D                Page 9 of 33 Pages
---------------------                                         ------------------

                                    SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1999



                                               KUONI REISEN HOLDING AG

  Kuoni Reisen Holding AG ("Kuoni") hereby constitutes and appoints Peter Diethelm, Stephan Hitz and Ian Coghlan, and each of them (with full power to each of them to act alone), the true and lawful attorneys-in-fact and agents for Kuoni, to act on behalf of and in the name of Kuoni in connection with this Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Kuoni ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.



                                             By:      /s/ Stephan Hitz
                                                     -----------------
                                             Name:   Stephan Hitz
                                             Title:  Direktor





                                             DIAMOND HOLDING DELAWARE, INC.

  Diamond Holding Delaware, Inc. ("Holding") hereby constitutes and appoints Peter Diethelm, Stephan Hitz and Ian Coghlan, and each of them (with full power to each of them to act alone), the true and lawful attorneys-in-fact and agents for Holding, to act on behalf of and in the name of Holding in connection with this Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Holding ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.



                                             By:      /s/ Ian Coghlan
                                                    -------------------------
                                             Name:  Ian Coghlan
                                             Title: Secretary

---------------------                                        -------------------
CUSIP No. 460 930 100             Schedule 13D               Page 10 of 33 Pages
---------------------                                        -------------------

                                             DIAMOND ACQUISITION
                                              SUBSIDIARY MISSOURI, INC.

  Diamond Acquisition Subsidiary Missouri, Inc. ("Diamond") hereby constitutes and appoints Peter Diethelm, Stephan Hitz and Ian Coghlan, and each of them (with full power to each of them to act alone), the true and lawful attorneys-in-fact and agents for Diamond, to act on behalf of and in the name of Diamond in connection with this Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Diamond ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.



                                             By:      /s/ Ian Coghlan
                                                 -------------------------------
                                             Name:   Ian Coghlan
                                             Title:  Secretary

---------------------                                        -------------------
CUSIP No. 460 930 100             Schedule 13D               Page 11 of 33 Pages
---------------------                                        -------------------



                                   APPENDIX A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                   OFFICERS OF THE KUONI, HOLDING AND DIAMOND

     1. Directors and Executive Officers of Kuoni. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Kuoni. The principal address of Kuoni and, unless otherwise indicated below, the current business address for each individual listed below is Neue Hard 7, CH-8010 Zurich, Switzerland. Each such person is a citizen of Switzerland. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Kuoni.

    Name and Current             Present Principal Occupation or Employment;
    Business Address          Material Positions Held During the Past Five Years
    ----------------          --------------------------------------------------

Directors:
Daniel Affolter                Chairman
Claudia Depuoz                 Senior Vice President, UTO Insurance Company
UTO Insurance Company
Verena Conzett-Strasse 11
PO Box 8230
CH-8036 Zurich

Hans Eisenring                 Retired Mechanical Engineer.
Landgarbenstrasse 21
CH-3052 Zollikofen

Heinz Muller                   Former  Executive  Vice President  United Bank
Kurhausstrasse 84              of Switzerland (now retired)
CH-8032 Zurich

Dr. Gilbert Probst             Professor, University of Geneva
University of Geneva
University MAIL
102, Bd. Carl-Vogt
CH-1211 Geneva 4

Dr. Roland Rasi                Lawyer and Consultant, self-employed
Angensteinerstrasse 16
CH-4052 Basel

Executive Officers:
Hans Lerch                     Chief Executive Officer

Max E. Katz                    Chief Financial Officer

---------------------                                        -------------------
CUSIP No. 460 930 100             Schedule 13D               Page 12 of 33 Pages
---------------------                                        -------------------

    Name and Current             Present Principal Occupation or Employment;
    Business Address          Material Positions Held During the Past Five Years
    ----------------          --------------------------------------------------


Marcel Herter                  Executive Vice-President SBU International

Reto Bacher                    Executive Vice-President SBU Business Travel

Peter Diethelm                 Executive Vice-President SBU United Kingdom
Kuoni Travel Ltd.
Kuoni House
GB-Dorking, Surrey RH5 4AZ



     2. Directors and Executive Officers of Diamond and Holding. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Diamond and Holding. The principal address of Diamond and Holding is c/o Kuoni Reisen Holding AG, Neue Hard 7, CH-8010 Zurich, Switzerland. Unless otherwise indicated, each such person is a citizen of Switzerland. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Diamond and Holding.


   Name and Current              Present Principal Occupation or Employment;
   Business Address           Material Positions Held During the Past Five Years
   ----------------           --------------------------------------------------

Peter Diethelm                   Director and Chief Executive Officer
Kuoni Reisen Holding AG          Executive Vice-President SBU  United  Kingdom,
Neue Hard 7                      Kuoni
CH-8010 Zurich, Switzerland

Ian Coghlan                      Director and Secretary
(Citizen of the United Kingdom)  Deputy Managing Director,  Kuoni  Travel Ltd.,
Kuoni Travel Ltd.                Dorking
Kuoni House
Dorking, Surrey RH5 4AZ
United Kingdom


Max E. Katz                      Director and President
Kuoni Reisen Holding AG          Chief Financial Officer, Kuoni Reisen  Holding
Neue Hard 7                      AG
CH-8010 Zurich

---------------------                                        -------------------
CUSIP No. 460 930 100             Schedule 13D               Page 13 of 33 Pages
---------------------                                        -------------------

                                   APPENDIX B


                         Summary of the Merger Agreement

General

     Pursuant to the merger agreement, at the effective time of the merger, Kuoni will acquire Intrav through the merger of Diamond Acquisition Subsidiary with and into Intrav. At the effective time of the merger, Diamond Acquisition Subsidiary will cease to exist, and Intrav will be the surviving corporation and a wholly-owned subsidiary of Kuoni.

Merger Consideration

     At the effective time of the merger, by virtue of the merger and without any action on the part of any shareholder, each issued and outstanding Intrav common share held by Intrav shareholders will be converted into the right to receive $21.32 in cash, without interest, except for shares canceled as described below and shares as to which dissenters' rights are exercised by a dissenting shareholder.

     All Intrav common shares held as treasury shares will automatically be canceled and retired at the effective time of the merger and will cease to exist. No consideration will be delivered in exchange for these shares. Each Intrav common share issued and outstanding immediately prior to the effective time of the merger that is owned by Kuoni, Diamond Holding, Diamond Acquisition Subsidiary, Intrav or a subsidiary of Intrav will be canceled as of the effective time of the merger, and no merger consideration will be payable with respect to such shares.

     As of the effective time of the merger, certificates representing all Intrav common shares issued and outstanding immediately prior to the effective time (except for shares as to which dissenters' rights are exercised by a dissenting shareholder) will cease to have any rights with respect to those shares, except the right to receive the merger consideration in accordance with the terms of the merger agreement.

     As of the effective time of the merger, all shares of Diamond Acquisition Subsidiary issued and outstanding immediately prior to the effective time of the merger will be converted into one share of common stock of Intrav and will represent all of the issued and outstanding shares of Intrav common stock after the merger.

     No dissenting shareholder will be entitled to any portion of the merger consideration or other distributions unless and until the dissenting shareholder fails to exercise or otherwise effectively withdraws or loses his or her rights to payment under Missouri law. Intrav common shares as to which dissenters' rights have been exercised will be treated in accordance with Section 351.455 et seq. of The General and Business Corporation Law of Missouri. If any person, who otherwise would be deemed a dissenting shareholder, fails to properly exercise or effectively loses dissenters' rights with respect to any Intrav common shares, those shares will be treated as though they had been converted as of the effective date of the merger into the right to receive the merger consideration, without interest.

Exchange of Shares

     Prior to the effective time of the merger, Kuoni will appoint an exchange agent. Prior to the effective time of the merger, Kuoni will deposit with the exchange agent funds in an amount sufficient to make the payments contemplated by the merger agreement. Soon after the completion of the merger, Intrav, as the

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CUSIP No. 460 930 100             Schedule 13D               Page 14 of 33 Pages
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surviving  corporation,  will  send a  letter  to each  person  who was a Intrav shareholder as of the date the merger became effective. The letter will contain instructions on how to surrender Intrav stock certificates to the exchange agent and receive the merger consideration. Intrav shareholders have no right to any interest on the cash payable upon the surrender of Intrav stock certificates.

     Any time following the sixth month after the effective time of the merger, Intrav may require the exchange agent to deliver to it any portion of the funds deposited by Kuoni with the exchange agent not already disbursed to Intrav shareholders. In the event Intrav requires the exchange agent to deliver such funds, Intrav shareholders must thereafter look to Intrav, as the surviving corporation, for payment of any merger consideration that may be payable to them upon surrender of their stock certificates. Any such shareholders will be deemed general creditors of Intrav, as the surviving corporation, for such purpose.

     Kuoni, Intrav, as the surviving corporation, and the exchange agent will be entitled to withhold, from the merger consideration payable to any Intrav shareholder, those amounts required to be deducted under tax law. All amounts so withheld will be deemed to have been paid to the applicable Intrav shareholder.

Treatment of Stock Options

     Prior to the effective time of the merger, each outstanding and unexpired option to purchase Intrav common shares issued pursuant to its Amended Incentive Stock Plan will be converted into the right to receive for each share subject to such option an amount in cash, subject to any applicable withholding tax, equal to the difference between $21.32 and the per share exercise price of such option. At the effective time of the merger, the Intrav options will be canceled. The payment of these amounts will be made by the surviving corporation promptly following the effective time of the merger, provided that Kuoni verifies the options and the optionee delivers a written instrument setting forth:

     o his or her number of options, their respective issue dates and exercise prices;

     o    certain representations by the optionee; and

     o a confirmation of and consent to the conversion of the options as provided in the merger agreement.

     Intrav agrees, if necessary, to cause all outstanding options to be amended to provide for and give effect to the transactions contemplated by the merger agreement.

Representations And Warranties

     In the merger agreement, Intrav makes representations and warranties to Kuoni and Diamond Holding with respect to, among other things:

     o    due organization and good standing of Intrav and its subsidiaries;

     o    capitalization, ownership of subsidiaries and other investments;

     o    corporate authorization;

     o the vote required by the shareholders of Intrav in connection with the merger agreement;

     o    the opinion of Stifel, Nicolaus & Company, Incorporated;
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CUSIP No. 460 930 100             Schedule 13D               Page 15 of 33 Pages
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     o    governmental approvals;

     o    absence  of  any  breach  of  organizational   documents  or  material
          agreements  or  applicable  law  as  a  result  of  the   contemplated
          transactions;

     o required, third-party consents under material contracts or any other obligation of Intrav or any of its subsidiaries;

     o absence of any lien or encumbrance upon any asset of Intrav or any of its subsidiaries;

     o accuracy of its filings with the Securities and Exchange Commission and other regulatory entities;

     o    litigation, investigations or proceedings regarding violations of law;

     o    accuracy of financial statements;

     o    the absence of specified changes or events;

     o    compliance with applicable law;

     o    required licenses and permits;

     o engagement of and payments to brokers, investment bankers, finders and financial advisors in connection with the merger agreement;

     o    material contracts;

     o matters relating to compliance with the Employee Retirement Income Security Act of 1974, as amended, and other employee benefit matters;

     o    tax matters;

     o    liabilities;

     o    environmental matters affecting Intrav;

     o    intellectual property matters;

     o    owned and leased real property;

     o    corporate records;

     o    title to and condition of Intrav's personal property;

     o absence of adverse actions against Intrav and its subsidiaries or challenging the merger agreement;

     o    labor and employee relations matters;

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CUSIP No. 460 930 100             Schedule 13D               Page 16 of 33 Pages
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     o    change of control agreements;

     o    insurance;

     o    satisfaction of Missouri takeover statutes;

     o    efforts to resolve any "Year 2000" computer problems;

     o    outstanding Intrav options;

     o    transactions with affiliates;

     o absence of existing discussions by Intrav with any third party relating to an alternative transaction;

     o    the accuracy of other information supplied by Intrav; and

     o    the preparation of the proxy statement.

     In the merger agreement, Kuoni and Diamond Holding make representations and warranties to Intrav with respect to, among other things:

     o due organization and good standing of Kuoni, Diamond Holding and Diamond Acquisition Subsidiary;

     o    corporate authorization;

     o    governmental approvals;

     o    absence  of  any  breach  of  organizational   documents  or  material
          agreements  or  applicable  law  as  a  result  of  the   contemplated
          transactions;

     o required, third-party consents under any material contracts or any other obligation of Kuoni, Diamond Holding or Diamond Acquisition Subsidiary;

     o absence of any lien or encumbrance upon any asset of Kuoni, Diamond Holding or Diamond Acquisition Subsidiary;

     o engagement of and payments to brokers, investment bankers, finders and financial advisors in connection with the merger agreement;

     o the accuracy of information regarding Kuoni, Diamond Holding and Diamond Acquisition Subsidiary contained in the proxy statement, and the preparation of the proxy statement; and

     o    Kuoni's financial ability to pay the merger consideration.

Conditions to Closing

     Intrav's and Kuoni's obligation to effect the merger is subject to the satisfaction or waiver on or prior to the closing date of the merger of the following customary closing conditions:

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CUSIP No. 460 930 100             Schedule 13D               Page 17 of 33 Pages
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     o    the requisite approval by Intrav shareholders of the merger agreement;

     o no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction enacted, entered, promulgated, or enforced by any court or other governmental authority being in effect prohibiting or preventing the consummation of the merger or the other transactions contemplated under the merger agreement (Intrav and Kuoni being required to use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the effective time of the merger);

     o the waiting period, including any extensions, applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated;

     o all approvals under the applicable provisions of Section 721 of Title VII of the Defense Production Act of 1950, as amended;

     o the opinion of Stifel, Nicolaus & Company, Incorporated not being withdrawn; and

     o all consents, approvals and actions of, filings with and notices to any governmental authority required to consummate the merger and the other transactions contemplated by the merger agreement having been obtained by final order (other than those consents the failure of which to obtain, in Diamond Holding's judgment, would not have a material adverse effect on the surviving corporation).

     In addition, Kuoni's and Diamond Acquisition Subsidiary's obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

     o the representations and warranties of Intrav which are modified by materiality or material adverse effect being true and correct in all respects, and those not so modified by materiality or material adverse effect being true and correct in all material respects, as of the date of the merger agreement and as of the closing date, except for such changes not prohibited under the merger agreement; and none of Intrav's representations and warranties being untrue or incorrect, disregarding any materiality qualifications, to the extent that such untrue or incorrect representations and warranties when taken as a whole, have had or would have a material adverse effect on Intrav; and the environmental representations and warranties of Intrav being true and correct in all material respects, without reference to any knowledge qualifier contained in such environmental representations and warranties;

     o Intrav having, in all material respects, performed and complied with all covenants and agreements and satisfied all conditions required to be performed or complied with or satisfied by it under the merger agreement at or prior to the effective time of the merger;

     o there having been no event that has or reasonably could be expected to have a material adverse effect on Intrav;

     o no action, investigation or proceeding having been instituted, pending or threatened by any governmental authority, and there not being instituted, pending or threatened any action or proceeding by any other person, before any governmental authority, which is reasonably



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CUSIP No. 460 930 100             Schedule 13D               Page 18 of 33 Pages
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          likely to be determined adversely to Kuoni, Diamond Holding or Diamond
          Acquisition Subsidiary:

          -- challenging or seeking to make illegal, delay materially or restrain or prohibit the consummation of the merger or seeking to obtain material damages or imposing any material adverse conditions in connection therewith or otherwise directly or indirectly relating to the transactions contemplated by the merger,

          -- seeking to restrain, prohibit or delay the exercise of full rights of ownership or operation by Kuoni, Diamond Holding or Diamond Acquisition Subsidiary or their affiliates of all or any portion of the business or assets of Intrav and its subsidiaries, taken as a whole, or of Kuoni, Diamond Holding or Diamond Acquisition Subsidiary or any of their affiliates to dispose of or hold separate all or any material portion of the business or assets of Intrav and its subsidiaries, taken as a whole, or of Kuoni, Diamond Holding or Diamond Acquisition Subsidiary or any of their affiliates,

          -- seeking to impose or confirm material limitations on the ability of Kuoni, Diamond Holding or Diamond Acquisition Subsidiary or any of their affiliates to exercise full rights of ownership of the Intrav common shares,

          -- seeking to require divestiture by Kuoni, Diamond Holding or Diamond Acquisition Subsidiary or any of their affiliates of the Intrav common shares, or

          -- that otherwise would reasonably be expected to have a material adverse effect on Intrav;

     o at the effective time of the merger, holders of no more than 200,000 Intrav common shares having taken actions to assert dissenters' rights under Missouri law;

     o Intrav having obtained or made the consents, approvals, waivers, authorizations or filings required in connection with the merger under all agreements or instruments to which it or any of its subsidiaries is a party, on terms and conditions reasonably acceptable to Diamond Holding and such consents and approvals being in full force and effect, except those for which failure to obtain such consents and approvals would not in the judgment of Diamond Holding have a material adverse effect on the surviving corporation;

     o    Intrav having furnished Diamond Holding with:

          -- a certificate dated the closing date signed on its behalf by its President or another duly authorized officer to the effect that certain specified conditions regarding accuracy of its representations and warranties and performance of its obligations have been satisfied,

          --   certificates of good standing,

          --   duly adopted Board and shareholder resolutions,

          --   copies of charter documents and by-laws,

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CUSIP No. 460 930 100             Schedule 13D               Page 19 of 33 Pages
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          --   certain Noncompete and Confidentiality  Agreements with Barney A.
               Ebsworth, Chairman, and Paul H. Duynhouwer, President and Chief Executive Officer, of Intrav,

          --   certain resignations,

          --   a list of shareholders of record,

          --   comfort letters,

          --   an opinion of counsel, and

          --   such  other   documents  and   instruments  as  Diamond   Holding
               reasonably may request; and

     o Intrav having transferred or otherwise disposed of its two U.S. flagged vessels to a person or persons as designated by, and as directed by and on such terms and conditions as specified by, Diamond Holding, and such U.S. flagged vessels having been registered in the name(s) of the new owner(s) with an endorsement for the coastwise trade and all applicable mortgages with respect to such U.S. flagged vessels having been recorded with the National Vessel Documentation Center; and Intrav having entered into certain time charters and operating agreements with respect to its vessels and a transitional services agreement providing for certain transition services with a person, in a form and on terms and conditions as reasonably specified by Acquiror.

     In addition, Intrav's obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

     o the representations and warranties of Kuoni and Diamond Holding which are modified by materiality or material adverse effect being true and correct in all respects, and those not so modified by materiality or material adverse effect being true and correct in all material respects, as of the date of the merger agreement and as of the closing date, except for such changes not prohibited under the merger agreement; and none of the representations and warranties of Kuoni and Diamond Holding being untrue or incorrect, disregarding any materiality qualifications, to the extent that such untrue or incorrect representations or warranties, when taken as a whole, have had or would have a material adverse effect on Kuoni, Diamond Holding and its subsidiaries;

     o Kuoni and Diamond Holding having, in all material respects, performed and complied with all covenants and agreements and satisfied all conditions required to be performed or complied with or satisfied by them under the merger agreement at or prior to the effective time of the merger; and

     o Diamond Holding having furnished Intrav with a certificate dated the closing date signed on its behalf by an authorized officer to the effect that certain specified conditions have been satisfied.


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CUSIP No. 460 930 100             Schedule 13D               Page 20 of 33 Pages
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Covenants

     Conduct of Business. The merger agreement provides that, until the merger is completed, Intrav will conduct its business in the ordinary course and consistent with past practice. Intrav has agreed to use its reasonable business efforts to:

     o    preserve its business organizations;

     o    retain the services of its officers, agents and employees; and

     o    maintain satisfactory existing business relationships.

     During the interim period between signing the merger agreement and the completion of the merger, Intrav has agreed that it will not take certain actions without the prior written consent of Diamond Holding. More specifically, it has agreed not to:

     o    amend its organizational documents;

     o issue, sell, dispose of or encumber any shares of capital stock, options or warrants to acquire any shares of such capital stock;

     o declare or pay dividends or recapitalize or redeem capital shares, except for a quarterly dividend not in excess of $0.125 per share payable to shareholders of record on September 30, 1999 to be paid on October 15, 1999;

     o incur any indebtedness, except for debt set forth in certain approved budgets;

     o    assume or guarantee any obligations of another person;

     o make any capital expenditures or loans, advances or investments in another person, except as provided in the merger agreement;

     o acquire the stock or assets of, or merge or consolidate with, any other person or business;

     o    voluntarily incur any material liability or obligation;

     o    sell, lease or encumber property or assets;

     o increase any compensation or benefits payable, except for changes that are required under certain material contracts and increases in the ordinary course consistent with past practice of the lesser of 15% of the current compensation or $10,000 per annum, or increase in any manner the compensation of any director, except that Mr. Duynhouwer's annual salary will increase by $15,194 as of August 1, 1999;

     o enter into, establish, amend, or make any material interpretation with respect to, or terminate, any employment, consulting or related arrangement or employee benefit plan or arrangement;

     o    make certain elections with respect to taxes;

     o compromise, settle, forgive, cancel, grant any waiver or release relating to or otherwise adjust any debts, claims, rights or litigation owed to or involving Intrav or its subsidiaries, other than

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CUSIP No. 460 930 100             Schedule 13D               Page 21 of 33 Pages
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          in the  ordinary  course of business  consistent  with past  practice, subject to certain limitations;

     o    enter into or amend any lease as to real property;

     o take any action, or omit to take any action, which action or omission would result in the breach of any of Intrav's covenants, representations or warranties or would have an material adverse effect on Intrav;

     o    enter into or amend certain agreements;

     o enter into, amend, modify, terminate or waive any rights under any material contract, any material agreement or material obligation that restricts in any material respect, its activities or the activities of its subsidiaries, or any agreement or obligation that restricts in any material respect any other person;

     o    take any action with respect to indemnification of any person;

     o    change accounting practices or policies; and

     o adopt a plan of liquidation, dissolution, merger, consolidation, share exchange, restructuring, recapitalization or other reorganization.

     Notification of Certain Matters. Intrav is required to notify Diamond Holding promptly if:

     o Intrav receives any notice of, or other communication relating to, a default or an event which, with notice or lapse of time or both, would become a default under any material contract of Intrav;

     o Intrav receives any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the merger agreement;

     o    Intrav  receives any material notice or other  communication  from any
          governmental   authority   in   connection   with   the   transactions
          contemplated by the merger agreement;

     o    an event occurs which would have a material adverse effect on Intrav;

     o any litigation commences or is threatened involving or affecting Intrav or any of its subsidiaries or affiliates, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer of Intrav or any of its subsidiaries, in his or her capacity as such or as a fiduciary under a benefit plan of Intrav, which, if pending on the date of the merger agreement, would have been required to have been disclosed or which relates to the consummation of the merger or any material development occurs in connection with any litigation previously disclosed by Intrav; and

     o any event occurs that would cause a breach by Intrav of any provision of the merger agreement or a related agreement, including any such breach that would occur if such event had taken place on or prior to the date of the merger agreement.


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CUSIP No. 460 930 100             Schedule 13D               Page 22 of 33 Pages
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     Access to Information; Confidentiality. Intrav has agreed to give
Diamond Holding, its lenders and their respective authorized representatives, at all reasonable times full access to all of Intrav's offices and other facilities, to all personnel and to all contracts, agreements, commitments, books and records, and to furnish to Acquiror financial and operating data and other information with respect to its business, assets, liabilities, obligations and operations as Diamond Holding reasonably requests and copies of reports or other documents filed with the SEC or a securities exchange.

     Shareholders' Meeting; Articles of Incorporation; By-Laws. Intrav has agreed to hold a meeting of its shareholders to vote on the merger and an amendment to its Restated Articles of Incorporation to allow for the ownership of 25% or more of the outstanding shares of Intrav common stock by non-United States citizens. Intrav's board of directors will present and recommend to Intrav's shareholders that they adopt the merger agreement and approve the merger and will use reasonable best efforts to obtain the adoption and approval of the merger agreement and the merger by Intrav's shareholders. The board of directors has unanimously recommended the merger and the merger agreement. Intrav has agreed to amend its Amended and Restated By-Laws to remove Article XV, relating to foreign ownership of Intrav common shares.

     Efforts; Cooperation. Subject to the terms and conditions provided in the merger agreement, Intrav has agreed to cooperate and use reasonable best efforts to take, or cause to be taken, all things necessary, proper or advisable to consummate the merger as promptly as practicable. Intrav has agreed to obtain all consents need to complete the merger and to make all filings necessary or proper under applicable laws and regulations to consummate and make effective the transactions contemplated by the merger agreement, including cooperation in the preparation and filing of a proxy statement, any required filings under the Hart-Scott-Rodino Act.

     Year 2000 Plan. Intrav is required to use all commercially reasonable efforts to ensure that its "Year 2000" plan is completed in a timely manner. Intrav must:

     o allow Diamond Holding to monitor Intrav's Year 2000 compliance issues and its Year 2000 plan;

     o notify Diamond Holding if Intrav does not achieve, or if it reasonably expect that it will not achieve, milestones and objectives identified in its Year 2000 plan; and

     o cooperate in good faith with Diamond Holding's efforts to cause Intrav to be Year 2000 compliant.

     Purchase of Intrav Common Shares. Subject to the Article Eleven of Intrav's Restated Articles of Incorporation which currently restrict ownership of more than 24.9% of Intrav's common shares by non-United States citizens, Intrav may not prohibit Diamond Holding or any of its affiliates or associates from purchasing Intrav common shares or entering into option, lock-up, voting or proxy agreements or any other similar agreements with respect to Intrav common shares at any time prior to the consummation of the merger.

     Conversion of Options. Intrav must offer to modify each outstanding option to purchase Intrav common shares exercisable on or prior to the effective time of the merger, and cause each such option either to be exercised prior to the effective time of the merger, or to be canceled as of the effective time of the merger, in exchange for the option consideration described in the merger agreement

     Disposition of U.S. Flagged Vessels. Intrav has agreed to transfer or otherwise dispose of its two U.S. flagged vessels to a person or persons as designated by, and as directed by and on such terms and conditions as specified

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CUSIP No. 460 930 100             Schedule 13D               Page 23 of 33 Pages
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by, Diamond Holding, and to register such U.S. flagged vessels in the name(s) of the new owner(s) with an endorsement for the coastwise trade and to record all applicable mortgages with respect to such U.S. flagged vessels with the National Vessel Documentation Center. Intrav also agreed to enter into certain time charters and operating agreements with respect to its vessels and a transitional services agreement providing for certain transition services with a person, in a form and on terms and conditions as reasonably specified by Acquiror.

     Indemnification and Insurance. The merger agreement provides that the articles of incorporation and by-laws of the surviving corporation must contain similar provisions with respect to indemnification and exculpation from liability set forth in the Restated Articles of Incorporation and Amended and Restated By-Laws of Intrav. Kuoni may not, and shall cause the surviving corporation not to, amend, repeal or otherwise modify these provisions for a period of five years from the effective time of the merger in any manner that would materially and adversely affect the rights of individuals who at the effective time of the merger were directors, officers, employees or agents of Intrav, unless such modification is required by law.

     Kuoni has agreed to indemnify and hold each director and officer of Intrav (determined as of the effective time of the merger) harmless against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after such time, to the fullest extent that Intrav would have been permitted under Connecticut law and Intrav's certificate of incorporation or by-laws in effect on July 16, 1999 to indemnify such person.

     The merger agreement also provides that for five years after the effective time of the merger, and to the extent available, the surviving corporation or Kuoni will maintain officers' and directors' liability insurance with respect to those persons who were covered by Intrav's directors' and officers' liability insurance policy on terms and amounts no less favorable than those in effect on the date of the merger agreement. Kuoni, however, is not required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Intrav for the insurance.

     If Kuoni, the surviving corporation or any of its successors or assigns (1) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or (2) transfers all or substantially all of its properties and assets to any person, corporation or entity, then, and in each case, proper provisions will be made so that the successors and assigns of Kuoni or the surviving corporation, as the case may be, assume the indemnification and insurance obligations set forth in the merger agreement.


No Solicitation Covenant

     Intrav has agreed (1) to immediately terminate any discussions or negotiations with any parties with respect to a Takeover Proposal (as described below) and (2) that neither Intrav nor any of its officers, directors, employees, subsidiaries or advisors will, directly or indirectly through another person:

     o solicit, initiate or encourage or take any other action designed to facilitate any Takeover Proposal; or

     o participate in any discussions or negotiations regarding any Takeover Proposal.

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However,  if prior to  receipt of  shareholder  approval  for the merger  Intrav
receives  a  Takeover   Proposal  that  was  not  solicited  by  Intrav  or  its
representatives or a breach of the no solicitation provision, Intrav may:

     o furnish information regarding Intrav to another person (pursuant to a customary confidentiality agreement containing customary standstill provisions as determined by Intrav after consultation with its outside counsel); and

     o    participate in negotiations regarding such Takeover Proposal.

Provided, however, that before taking either of the two actions described above, Intrav's board of directors must reasonably determine in good faith, after receiving the written advice of outside counsel and an independent financial advisor, that failing to take such action could reasonably be expected to be a breach of its fiduciary duties to Intrav's shareholders under applicable law.

     The term "Takeover Proposal" means any inquiry, proposal or offer relating to any direct or indirect acquisition or purchase of:

     o 15% or more of the assets of Intrav or any of its subsidiaries or 5% or more of any class of equity securities of Intrav or any of its subsidiaries;

     o any tender offer or exchange offer that could result in any person owning 15% or more of any class of equity securities of Intrav or any of its subsidiaries; or

     o any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Intrav or any of its subsidiaries (other than the merger with Kuoni); or

     o any other transaction reasonably expected to impede, interfere with, prevent or materially delay the merger or which could reasonably be expected to dilute materially the benefits to Kuoni of the transactions contemplated by the merger agreement.

     The merger agreement requires Intrav to recommend to its shareholders that they approve the merger agreement and the transactions contemplated by the merger agreement. The Intrav board and its committees are prohibited from:

     o withdrawing or modifying, or proposing publicly to withdraw or modify, the approval of the Intrav board or its recommendation to its shareholders;

     o approving or recommending, or proposing publicly to approve or recommend, any Takeover Proposal; and

     o causing Intrav to enter into any letter of intent, agreement in principal, acquisition agreement or other agreement related to any Takeover Proposal.

However, in response to a Superior Proposal (as described below), which was not solicited by Intrav or did not otherwise result from a breach of the no solicitation provision of the merger agreement, the Intrav board of directors may:

     o withdraw or modify its approval of the merger and the merger agreement;

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CUSIP No. 460 930 100             Schedule 13D               Page 25 of 33 Pages
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     o    approve or recommend the Superior Proposal; or

     o    terminate the merger agreement;

but, only

     o at a time before receipt of shareholder approval of the merger and after the tenth business day following Diamond Holding's receipt of written notice advising Diamond Holding that the Intrav board of directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making the Superior Proposal; and

     o if Intrav's board of directors determines in good faith, after receiving the written opinions of outside counsel and an independent financial advisor, that it has received a Takeover Proposal that constitutes a Superior Proposal and that failing to take such action could reasonably be expected to be a breach of its fiduciary duties to Intrav's shareholders under applicable law.

     The term "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities:

     o    100% of the shares of Intrav common stock then outstanding; or

     o    all or substantially all the assets of Intrav

on terms that the Intrav board of directors determines in its good faith judgment, based upon a written opinion of an independent financial advisor, to be materially more favorable to Intrav's shareholders than the merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Intrav board of directors, is reasonably capable of being obtained by the third party.

     In addition, Intrav is required to immediately advise Diamond Holding of any request for information or of any Takeover Proposal, the material terms and conditions of any such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. Intrav is required to keep Diamond Holding fully informed of the status and details of any such request or Takeover Proposal. Intrav has agreed to negotiate in good faith with Diamond Holding if, after Intrav receives a Superior Proposal, Diamond Holding desires to continue negotiations with Intrav with respect to the merger.

     The merger agreement does not prohibit Intrav from (1) taking and disclosing to its shareholders a position consistent with its obligations under the merger agreement with respect to a tender offer required by law or (2) making any disclosure consistent with its obligations under the merger agreement to its shareholders if, in the good faith judgment of the board of directors, after receipt of advice from outside counsel, failure to disclose would be inconsistent with applicable law. The board of directors, however, cannot withdraw or modify its position or recommendation of the merger contemplated by the merger agreement.


Termination and Termination Fees

     The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after shareholder approval:

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CUSIP No. 460 930 100             Schedule 13D               Page 26 of 33 Pages
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     o    by mutual written consent of Diamond Holding and Intrav;

     o    by either Diamond Holding or Intrav:

          -- if the merger has not been completed by March 31, 2000; provided, however, that either party may extend such date to a date no later than June 30, 2000, if such party determines that additional time is necessary in connection with obtaining certain specified consents from governmental authorities; and provided, further, that the right to terminate the merger agreement will not be available to any party whose failure to perform any of its obligations under the merger agreement results in the failure of the merger to be completed by such time;

          -- if the special meeting has concluded and the approval of the shareholders of Intrav has not been obtained; or

          -- if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the merger and such order, decree or ruling or other action shall have become final and nonappealable;

     o    by Diamond Holding, if Intrav:

          -- breaches any of its representations modified by materiality or material adverse effect;

          -- materially breaches any of its representations not modified by materiality or material adverse effect; or

          -- breaches or fails to perform any material covenant or agreement contained in the merger agreement about which Diamond Holding notifies Intrav, if Intrav fails to cure or otherwise resolve such breach or failure to perform to the reasonable satisfaction of Diamond Holding within 20 days after Intrav receives Diamond Holding's notice;

     o    by Intrav, if Diamond Holding:

          -- breaches any of its representations modified by materiality or material adverse effect;

          -- materially breaches any of its representations not modified by materiality or material adverse effect; or

          -- breaches or fails to perform any material covenant or agreement contained in the merger agreement about which Intrav notifies Diamond Holding, if Diamond Holding fails to cure or otherwise resolve such breach or failure to perform to the reasonable satisfaction of Intrav within 20 days after Diamond Holding receives Intrav's notice;

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CUSIP No. 460 930 100             Schedule 13D               Page 27 of 33 Pages
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     o    by  Diamond  Holding,  if  Intrav  breaches  the no  solicitation  and shareholder recommendation provisions of the merger agreement;

     o by Diamond Holding, if Intrav's board of directors withdraws or modifies in a manner adverse to Diamond Holding its approval or recommendation of the merger, or failed to reconfirm its recommendation within ten days of a request to do so, or if Intrav's board of directors approves or recommends a Takeover Proposal;

     o by Diamond Holding, if Intrav's shareholders do not approve an amendment to Intrav's Restated Articles of Incorporation, or Intrav's board of directors does not amend Intrav's Amended and Restated By-Laws, in each case to remove the restriction on foreign ownership of Intrav common shares;

     o by Intrav, if Intrav's board of directors exercises its fiduciary duties in connection with a Superior Proposal in accordance with the procedures set forth in the merger agreement.

     If either Intrav or Diamond Holding terminates the merger agreement, the merger agreement will become void and have no effect, without any liability or obligation on the part of Intrav, Kuoni, Diamond Holding or Diamond Acquisition Subsidiary, other than the following provisions, which survive termination:

     o the obligation of the parties to keep all non-public information connected with the merger confidential and the agreement among the parties to consult with each other before issuing press releases or other public statements and to only issue press releases or other public statements if required by law or a national securities exchange;

     o the agreement of the parties to each pay their own fees and expenses (except in certain circumstances), and Intrav's obligation to pay Diamond Holding a termination fee in certain circumstances;

     o the agreement of the parties that the merger agreement is to be governed by Missouri law and any disputes arising out of the merger agreement are to be heard in the United States District Court for the Eastern District of Missouri or the Circuit Court of St. Louis County, Missouri;

     o Intrav's obligation to transfer or otherwise dispose of its two non-U.S. flagged vessels as directed by Diamond Holding and to enter into certain time charter, operating and transition services agreements;

     o    Intrav's obligation to:

          o propose and recommend to its shareholders, and use reasonable best efforts to obtain any necessary adoption and approval by its shareholders, an amendment to its Restated Articles of Incorporation; and

          o    amend its Amended and Restated By-Laws;

     in each case, in order to allow ownership by non-United States citizens of more than 24.9% of Intrav's common shares;

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CUSIP No. 460 930 100             Schedule 13D               Page 28 of 33 Pages
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     o    the effects of termination as described  under this  "Termination  and
          Termination Fees" section.

     If Diamond Holding terminates the merger agreement solely due to a breach of any of its representations modified by materiality or material adverse effect or materially breaches any of its representations not modified by materiality or material adverse effect, and such breach occurred in the ordinary course of Intrav's business, then Intrav is obligated to pay to Diamond Holding, as liquidated damages, a fee of $1,000,000.

     Intrav is obligated to pay to Diamond Holding a termination fee of $8,000,000 if the merger agreement is terminated:

     o after a bona fide Takeover Proposal (or an announced intention to make a Takeover Proposal) has been made known to Intrav, its shareholders or announced publicly

          o by Diamond Holding because the merger was not consummated by March 31, 2000; or

          o by Intrav because the merger was not consummated prior to the earlier of (i) June 30, 2000 or (ii) one additional month following March 31, 2000 fore each bona fide Takeover Proposal received by Intrav;

     o by either Diamond Holding or Intrav if Intrav's shareholders do not approve the merger at a meeting duly convened to approve the merger;

     o by Intrav if Intrav's board of directors exercises its fiduciary duties in connection with a Superior Proposal in accordance with the procedures set forth in the merger agreement;

     o    by Diamond Holding

          o if Intrav breaches any of its representations modified by materiality or material adverse effect or materially breaches any of its representations not modified by materiality or material adverse effect (except if such breach occurred in the ordinary course of Intrav's business, in which case Intrav would be obligated to pay a $1,000,000 fee, as described above);

          o    if Intrav breaches the no solicitation covenant;

          o if Intrav's board of directors withdraws or modifies in a manner adverse to Diamond Holding its approval or recommendation of the merger, or failed to reconfirm its recommendation within ten days of a request to do so, or if Intrav's board of directors approves or recommends a Takeover Proposal; or

          o if Intrav's shareholders do not approve an amendment to Intrav's Restated Articles of Incorporation by March 31, 2000, or Intrav's board of directors does not amend Intrav's Amended and Restated By-Laws, in each case to remove the restriction on foreign ownership of Intrav common shares; or

     o by either Diamond Holding or Intrav if Stifel, Nicolaus & Company, Incorporated withdraws its fairness opinion after Intrav receives a bona fide Takeover Proposal.

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CUSIP No. 460 930 100             Schedule 13D               Page 29 of 33 Pages
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Additional Agreements

     Advisory Committee. After the merger, the surviving corporation will form an Advisory Committee, and each of Intrav's current non-employee directors other than Barney A. Ebsworth will be offered the opportunity to serve as an Advisory Director for a two-year term. Each Advisory Director will receive an annual fee of $12,000, a fee of $600 for each Advisory Committee meeting attended and a $5,000 annual credit for traveling on the surviving corporation's travel programs.

     Expenses. All costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring those costs or expenses.

     Amendment; Waiver. To the extent permitted by law, the merger agreement may be amended by the parties at any time before or after the approval of the merger agreement by the Intrav shareholders. The failure of any party to the merger agreement to assert its rights under the merger agreement or otherwise will not constitute a waiver of these rights.


Dissenters' Rights

     Under Section 351.455 of The General and Business Corporation Law of Missouri, shareholders who do not wish to accept the merger consideration to which they are entitled pursuant to the terms of the merger agreement have the right to make written demand for payment of the "fair value" of their shares.

     Any shareholder who wishes to object to the merger agreement and make written demand for payment of the fair value of his or her shares must mail or deliver to Intrav a written objection to the merger agreement, which must be received by Intrav prior to or at the special meeting of the shareholders of Intrav. In addition, the shares covered by such demand for payment must not be voted in favor of the merger agreement. A failure to vote will not affect the rights to make written demand for payment of the fair value of shares of Intrav common stock, but a vote in favor of the merger agreement, in person or by proxy, will constitute a waiver of a shareholder's right to make written demand for payment of the fair value of shares of Intrav common stock and will void any previous written objection. The mere filing of a proxy directing a vote against the merger agreement, or a purported objection to the merger agreement submitted on a proxy card, does not constitute, and will not be treated by Intrav as, a written objection within the meaning of Section 351.455.

     Within 20 days of the effective date of the merger, any objecting shareholder must, in addition, make written demand on the surviving corporation to the merger, which will be Intrav, for payment of the fair value of his or her shares of common stock as of the day prior to the date on which the shareholder vote approving the merger agreement was taken. This demand must state the number and class of the dissenting shares owned by the dissenting shareholder. Any shareholder who fails to make this demand within the 20 day period is conclusively presumed to have consented to the merger agreement and shall be bound by its terms. Intrav, as the surviving corporation, will promptly notify any dissenting shareholder of the effective date of the merger.

     If a dissenting shareholder and the surviving corporation agree as to the fair value of his or her dissenting shares within 30 days after the effective date of the merger, payment for such dissenting shares will be made within 90 days after the effective date of the merger upon the surrender of the certificates representing such dissenting shares. If the dissenting shareholder and the surviving corporation do not agree as to the fair value of such dissenting shares within such 30 days, then, in order to preserve his or her statutory rights, the dissenting shareholder must, within 60 days after the

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CUSIP No. 460 930 100             Schedule 13D               Page 30 of 33 Pages
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expiration  of the 30 day  period,  file a  petition  in a  court  of  competent jurisdiction within the county in which the registered office of the surviving corporation is located (St. Louis County, Missouri), asking for a finding and determination of the fair value of such dissenting shares, and shall be entitled to judgment against the surviving corporation for the amount of such fair value as of the day prior to the date on which the vote was taken approving the merger agreement, together with interest thereon to the date of such judgment. By statute, the right of a dissenting shareholder to be paid the fair value of his or her dissenting shares shall cease if and when the merger is abandoned.

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CUSIP No. 460 930 100             Schedule 13D               Page 31 of 33 Pages
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                                   APPENDIX C

                  Summary of the Majority Shareholder Agreement

     On July 16, 1999, Kuoni Reisen Holding AG, Diamond Holding Delaware,
Inc. and Diamond Acquisition Subsidiary Missouri, Inc. entered into a majority shareholder agreement with the majority shareholder and Barney A. Ebsworth. Under the majority shareholder agreement, the majority shareholder granted Kuoni, Diamond Holding and Diamond Acquisition Subsidiary (the "optionees") an irrevocable option to purchase, for $21.32 per share, up to 24.9% of the total number of shares of Intrav common stock outstanding on the date of exercise of the option (the "option").

     The optionees may exercise the option, in whole or in part, at any time if either of the following occurs:

     o the majority shareholder fails to vote all of its shares of Intrav common stock in favor of the merger and the merger agreement in accordance with the terms of the majority shareholder agreement; or

     o a "Takeover Proposal" (as defined in the merger agreement; see Appendix B to this Schedule 13D) occurs prior to the termination of the merger agreement.

     Diamond Holding will send a notice to Intrav if it wishes to exercise the option. If prior notification to or approval of any governmental authority is required in connection with the exercise of the option, Diamond Holding will cooperate in the filing of the required notice or application for approval and the obtaining of such approval. Diamond Holding's purchase of Intrav's common shares will close after receipt of such regulatory approvals (and any mandatory waiting periods).

     The option will terminate on the earlier of:

     o six months following the termination of the merger agreement in accordance with its terms, or

     o    the effective time of the Merger.

However, if the merger agreement is terminated: (i) as a result of Intrav's board of directors exercising certain rights under the merger agreement, or (ii) as a result of Intrav's financial advisor withdrawing its fairness opinion, or
(iii) as a result of a material breach of the merger agreement following receipt of a Takeover Proposal, then the merger agreement will not be deemed to terminate until the majority shareholder fulfills its obligations to restructure the ownership of the Intrav's two U.S. Flagged vessels, as described below.

     The majority shareholder agreed to vote all of its shares of Intrav common stock in favor of the merger and the merger agreement and in favor of deleting Article Eleven from Intrav's Articles of Incorporation at any meeting of the shareholders of the Company held for any such purposes. Article Eleven of Intrav's Restated Articles of Incorporation currently restricts non-United States citizens from owning more than 24.9% of the total outstanding shares of Intrav's common stock. If the merger agreement is terminated as a result of (i),
(ii) or (iii) of the preceding paragraph, the majority shareholder will promptly cause Intrav to restructure the ownership of its U.S. flagged ships to allow the ownership 25% or more of Intrav's common stock by a non-United States citizen.

     The majority shareholder agreement contains representations and warranties of the majority shareholder, including:

     o    record and beneficial ownership of Intrav's common stock;

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CUSIP No. 460 930 100             Schedule 13D               Page 32 of 33 Pages
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     o    capacity of the majority shareholder;

     o except for the filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and securities filings, absence of any other required consents, permits or approvals of any state or federal public body or authority for execution of the agreement or consummation of the contemplated transactions;

     o absence of any conflict with or breach of any agreement to which the majority shareholder is bound as a result of the contemplated transactions; and

     o absence of any liens or encumbrances on the shares owned by the majority shareholder.

     The majority shareholder agreement also contains representations and warranties of Diamond Holding and Diamond Acquisition Subsidiary, including corporate authority and investment representations.

     Each of the majority shareholder and Barney A. Ebsworth covenanted not to:

     o directly or indirectly, solicit in any manner proposals from third parties that may lead to a Takeover Proposal. Notwithstanding the foregoing, Mr. Ebsworth may vote as a director of Intrav in connection with the board of directors exercising certain rights under the merger agreement;

     o directly or indirectly, transfer any shares of Intrav common stock or any interest therein unless Intrav's board of directors approves a "Superior Proposal" (as defined in the merger agreement; see Appendix B to this Schedule 13D) following the exercise of certain rights under the merger agreement and so long as Intrav has not breached the merger agreement;

     o except as contemplated by the majority shareholder agreement, grant any proxies or powers of attorney, deposit any of the shares of Intrav common stock into a voting trust or enter into a voting agreement with respect to any of the shares of Intrav common stock; or

     o take any action that would make any representation or warranty of the majority shareholder untrue or incorrect or which would prevent the majority shareholder from performing its obligations under the majority shareholder agreement or the optionees from enjoying the benefits of the option.

     The majority shareholder and Mr. Ebsworth must inform Diamond Holding and Diamond Acquisition Subsidiary promptly upon receipt any inquiry or proposal regarding any Takeover Proposal and provide a summary of the details thereof.

     If, during the time the option is exercisable, the majority shareholder

     o transfers any of the shares of Intrav common stock (including a transfer pursuant to a merger of Intrav with another entity), or the majority shareholder or Intrav agree to a transaction that would result in such transfer of the shares of Intrav common stock, and

     o receives as consideration for such transfer of shares of Intrav common stock an amount that exceeds $21.32 per share,

then the majority shareholder will pay to Diamond Holding the excess amount received. If the aggregate consideration received by Diamond Holding does not consist of cash in an amount necessary to satisfy the foregoing obligation, the optionees may, at their discretion, receive the excess amount in cash or, so long as the majority shareholder would not suffer any adverse tax consequences, in any non-cash consideration received in the transaction.

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CUSIP No. 460 930 100             Schedule 13D               Page 33 of 33 Pages
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     The majority  shareholder also (i) waived any rights of appraisal or rights to dissent from the merger that it may have and (ii) agreed with, and covenanted to, Diamond Holding not to request that Intrav register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of its shares of Intrav common stock, unless such transfer is made in compliance with the majority shareholder agreement.